Unaudited
Kansas City Breweries Company LLC
Balance Sheet
As of December 31, 2017

	2017		2016
CURRENT ASSETS:			
Cash	$ $3,156	$	$0
Accounts Receivable	$0		$0
Inventory	$0		$0
Pallets	$720		$0
Production Deposits	$10,000		$10,000
Total Current Assets	$13,876		$10,000
PROPERTY AND EQUIPMENT:			
Equipment & Vehicles	$13,000		$16,857
Less: Accumulated Depreciation	$0		$0
Net Property and Equipment	$13,000		$16,857
TOTAL ASSETS	$ $26,876	$	$26,857
CURRENT LIABILITIES:			
Current Portion of Long-Term Debt	$ $30,461	$	$10,000
Equipment & Vehicles	$13,000		$16,857
Interest Payable	$6,000		$0
Miscellaneous (Deposits)	$0		$0
Accounts Payable	$27,230		$0
Credit Cards Payable	$36,427		$25,741
Total Current Liabilities	$113,118		$52,598
DEFFERRED TAX LIABILITY	$0		$0
LONG-TERM LIABILITIES	$0		$0
TOTAL LIABILITIES	$113,118		$52,598
MEMBER'S EQUITY	-$86,242		-$25,741
Retained Earnings	-$25,741		$0
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ $26,876	$	$26,857

Unaudited
Kansas City Breweries Company LLC
Income Statement
As of December 31, 2017

		2017		2016
SALES	$	$150,569	$	$5,000
COST OF SALES		$126,960		$0
GROSS PROFIT		$23,609		$5,000
OPERATING EXPENSES:				
Non Collected Revenues		$11,521		$0
Non Collected Deposits		$25,000		$0
Advertising		$16,644		$0
Supplies		$0		$6,800
Office		$936		$432
Fees		$826		$0
Auto and Truck Expenses		$15,087		$16,308
Entertainment		$1,750		$0
Bank Service Charges		$588		$0
Credit Card Fees		$400		$0
Depreciation		$0		$0
Insurance		$0		$0
Legal and Accounting		$920		$5,003
Miscellaneous		$1,288		$398
Payroll Taxes		$0		$0
Office Rent		$4,350		$1,800
Repairs and Maintenance		$0		$0
Travel		$4,800		$0
Utilities		$0		$0
Wages		$0		$0
Total Operating Expenses		$84,110		$30,741
OPERATING INCOME (LOSS)		-$60,501		-$25,741
INTEREST EXPENSE		$0		$0
NET INCOME BEFORE TAXES		-$60,501		-$25,741
INCOME TAXES:				
Current		$0		$0
Deferred		$0		$0
NET INCOME	$	-$60,501	$	-$25,741

Unaudited
Kansas City Breweries Company LLC
Cash Flow Statement
As of December 31, 2017

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ -$60,501	$ -$25,741
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:	$0	$0
Depreciation	$0	$0
Deferred Income Taxes	$0	$0
Decrease (Increase) in Operating Assets:	$0	$0
Trade Accounts Receivable	$0	$0
Inventory	$0	$0
Prepaid Income Taxes	$0	$0
Increase (Decrease) in Operating Liabilities:	$0	$0
Accounts Payable	$27,230	$0
Credit Cards Payable	$36,427	$25,741
Total Adjustments	$63,657	$25,741
Net Cash Flows From Operating Activities	$3,156	$0
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	$0	$0
Net Cash Flows From Investing Activities	$0	$0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	$0	$0
Member's Withdrawals	$0	$0
Net Cash Flows From Financing Activities	$0	$0
NET INCREASE (DECREASE) IN CASH	$3,156	$0
CASH - BEGINNING	$0	$0
CASH - ENDING	$ $3,156	$ $0

Unaudited
Kansas City Breweries Company LLC
Change in Equity
As of December 31, 2017

		2017		2016
MEMBER'S EQUITY - BEGINNING	$	-$25,741	$	$0
Net Income		-$60,501		-$25,741
Member's Withdrawals		$0		$0
MEMBER'S EQUITY - ENDING	$	-$86,242	$	-$25,741

Kansas City Breweries Company LLC (the "Company") is a limited liability corporation organized October 26, 2016 in the State of Kansas. The Company is primarily involved in the production of alcohol and non-alcohol beverage products.

As of April 1, 2018 the Company has not commenced full-scale operations nor generated significant operating revenues. The Company's activities since inception have consisted of formation activities, proof of concept business development, and efforts to raise capital. Once the Company commences its planned principal operations, it will incur additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

The Company is taxed as an LLC entity in the state of Missouri, with any income subject to taxation at applicable federal rates. The Company's 2016 & 2017 tax filing for the State of Missouri will be subject to inspection under strict confidentiality agreements until the end of the following fiscal year.

The Company occupies offices under a month-to-month lease that management considers an operating lease. Because the lease can be terminated with reasonable notice, there are no future minimum payments due under the lease agreement.

The Company thru its founder has credit facilities and agreements with US Bank of $24,720 @ 5%, an installment loan of $15,000 with Missouri Central Credit Union @ 6%, interest balance with Robert & Sofia of $6,000, credit cards of $14,427 @ 25% and a trade balance including package expenses of $27,230 @ 2%.